Exhibit 12

LEXINGTON REALTY TRUST
For the year ended December 31,
($000’s)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2009	2008	2007	2006	2005
Income (loss) before benefit (provision) for income taxes, non-controlling interest, equity in earnings (losses) of non-consolidated entities, gains on sale-affiliates and discontinued operations	$(31,084)	$13,013	$(60,060)	$(13,255)	$8,281
Interest expense	126,788	148,524	156,309	59,087	50,115
Amortization expense — debt cost	4,841	4,380	4,338	1,573	1,204
Cash received from joint ventures	20,948	28,052	17,388	22,239	14,663
Total	$121,493	$193,969	$117,975	$69,644	$74,263

Fixed charges
Interest expense	$126,788	$148,524	$156,309	$59,087	$50,115
Amortization expense — debt cost	4,841	4,380	4,338	1,573	1,204
Capitalized interest expense	778	350	277	513	816
Preferred stock dividend	25,281	26,915	26,733	16,435	16,435
Total	$157,688	$180,169	$187,657	$77,608	$68,570

Ratio	N/A	1.08	N/A	N/A	1.08

N/A - Ratio is less than 1.0, deficit of $36,195, $69,682 and $7,964 exists at December 31, 2009, 2007 and 2006, respectively.

Including debt satisfaction gains (charges) in the calculations resulted in ratios of earnings to combined fixed charges and preferred dividends for the years ended December 31, 2008 and 2005 of 1.11 and 1.08, respectively.